

ARF
3/18/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 40005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECEIVED MAR 01 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FALCON RESEARCH, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Middlefield Rd.
(No. and Street)

Palo Alto (City), CA (State), 94306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly A. Schuster 650-688-6457
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

1900 Ave. of the Stars, 11th Fl, (Address) Los Angeles, (City) CA (State) 90067 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A



OATH OR AFFIRMATION

I, Kimberly A. Schuster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FALCON RESEARCH, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

A. ELIZALDE
Commission # 1276166
Notary Public - California
Santa Clara County
My Comm. Expires Sep 8, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report

Board of Directors
Falcon Research, Inc.

We have audited the accompanying statement of financial condition of Falcon Research, Inc. (formerly known as Feshbach Brothers Investor Services, Inc.) (the "Company") as of December 31, 2001 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Research, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Los Angeles, California
January 25, 2002

Falcon Research, Inc.

Statement of Financial Condition

December 31,	2001
Assets (Note 1)	
Cash	$ 1,532,020
Securities owned, at market value (Note 1)	3,651,308
Deposit with the Clearing Broker (Note 2)	209,727
Receivables from related parties (Note 3)	127,990
Fixed assets, at cost, net of accumulated depreciation and amortization (Note 4)	212,157
Other	28,176
Total assets	$ 5,761,378
Liabilities and Stockholders' Equity	
Liabilities	
Payable to Clearing Broker (Note 2)	$ 1,940,063
Accounts payable and accrued expenses	919,715
Total liabilities	2,859,778
Commitments and contingencies (Notes 5, 6 and 7)	
Stockholders' equity	
Common stock, no par value; 500,000 shares authorized; 83,113 shares issued and outstanding	261,139
Retained earnings	2,640,461
Total stockholders' equity	2,901,600
Total liabilities and stockholders' equity	$ 5,761,378

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Income

Year ended December 31,	2001
Revenues	
Commissions	$ 6,530,626
Principal transactions	1,052,499
Interest	93,308
Total revenues	7,676,433
Expenses	
Research and promotion	2,052,048
Compensation and benefits	505,667
Clearing fees	331,647
Occupancy	262,334
Depreciation and amortization	57,917
Professional fees	27,197
Office supplies and postage	7,953
Other operating expenses	281,035
Total expenses	3,525,798
Net income before provision for taxes	4,150,635
Provision for taxes	61,209
Net income	$ 4,089,426

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2001

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balance, January 1, 2001	83,113	$ 261,139	$ 1,633,465	$ 1,894,604
Dividends	-	-	(3,082,430)	(3,082,430)
Net income	-	-	4,089,426	4,089,426
Balance, December 31, 2001	83,113	$ 261,139	$ 2,640,461	$ 2,901,600

See accompanying summary of business and significant accounting policies and notes to financial statements.

Falcon Research, Inc.

Statement of Cash Flows

Increase (Decrease) in Cash

Year ended December 31,	2001
Cash flows from operating activities	
Net income	$ 4,089,426
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	57,917
(Increase) decrease in operating assets:	
Deposit with Clearing Broker	(8,362)
Securities owned, at market value	(2,535,467)
Receivables from affiliates	336,059
Prepaids	66,893
Increase (decrease) in operating liabilities:	
Payable to Clearing Broker	1,382,320
Accounts payable and accrued expenses	860,046
Net cash provided by operating activities	4,248,832
Cash flows used in investing activities	
Capital expenditures	(41,422)
Cash flows used in financing activities	
Dividends	(3,082,429)
Net decrease in cash	1,124,981
Cash, beginning of year	407,039
Cash, end of year	$ 1,532,020

See accompanying summary of business and significant accounting policies and notes to financial statements.

Summary of Business and Significant Accounting Policies

Business

Falcon Research, Inc. (formerly known as Feshbach Brothers Investor Services, Inc.) (the "Company") a California corporation, was organized on November 8, 1983. The Company conducts business as a registered broker and dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and dealer from its offices located in Palo Alto, California. Effective July 10, 2001, the Company changed its name from Feshbach Brothers Investor Services, Inc. to Falcon Research, Inc.

The Company operates under an agreement ("Agreement") with a clearing broker ("Clearing Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Principal Transactions

Revenue from principal transactions represents net realized and unrealized trading gains and losses on equity securities. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Income Taxes

The Company has elected by unanimous consent of its shareholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company incurs nominal California income tax, and no federal income taxes. As a Subchapter S corporation, the Company is a pass through entity in which the shareholders are liable individually for federal and California income taxes on their respective shares of the Company's taxable income.

Summary of Business and Significant Accounting Policies

Fixed Assets

Fixed assets are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets ranging from 2 to 5 years. Amortization on leasehold improvements is provided based upon their estimated useful lives or the remaining lease term, whichever is shorter.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to fair value is required.

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments. The Company did not have components of other comprehensive income during the year ended December 31, 2001. As a result, comprehensive income is the same as the net income for the year ended December 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, *Business Combinations* (SFAS 141), and No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company historically has not had any acquisitions, as such, the Company believes the adoption of SFAS 141 or SFAS 142 will have no material impact on its financial statements.

1. Securities Owned

At December 31, 2001, securities balances consist primarily of corporate equity securities.

2. Clearing Agreement

The Agreement provides the Clearing Broker with liens upon all of the Company's property held by it including, but not limited to securities, monies, and receivables. These liens secure the Company's liabilities and obligations to the Clearing Broker.

The Company maintains a cash balance in an account with the Clearing Broker to satisfy its required deposit under its clearing agreement.

3. Related Party Transactions

The Company shares office space, services and common personnel with an affiliate, Feshbach Investments, LLC. There is no allocation of expenses for rent, equipment and certain common personnel services in the Company's main office.

Periodic short-term advances are also made to and from Feshbach Investments, LLC, Feshbach Partners Offshore, Feshbach Partners I and employees. At December 31, 2001, $142,647 was due from the affiliates.

4. Fixed Assets

Fixed assets are composed of the following at December 31, 2001:

December 31,	2001
Leasehold improvements	$ 181,161
Furniture and fixtures	133,223
Total	314,384
Less accumulated depreciation and amortization	(102,227)
	$ 212,157

5. Commitments

The Company leases its office space and certain equipment under operating leases expiring at various dates through the year 2004. The aggregate future minimum annual lease payments under noncancelable operating leases, net of sublease income, in effect at December 31, 2001 are as follows:

Fiscal year ending	Amount
2002	$ 184,613
2003	192,921
2004	201,602
	$ 579,136

6. Net Capital

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule, (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,705,409, which was $1,514,757 in excess of its required net capital of $190,652. The Company's ratio of aggregate indebtedness to net capital was 1.68 to 1 at December 31, 2001.

The Company's agreement with its clearing broker is subject to cancellation if the Company's ratio of aggregate indebtedness to net capital exceeds 10 to 1.

7. Off Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

7. Off Balance Sheet Risk (Continued)

The Company does not anticipate nonperformance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

The Company enters into transactions involving derivative financial instruments. These financial instruments include primarily options purchased for speculative purposes. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

Supplemental Material

Falcon Research, Inc.

Schedule I - Computation of Net Capital Under Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31,	2001
Net Capital	
Total stockholders' equity from statement of financial condition	$ 2,901,600
Deductions and charges	
Non-allowable assets:	
Receivables from affiliates	127,990
Fixed assets, net	212,157
Other	28,176
Total deductions and charges	368,323
Net capital before haircuts on securities positions (tentative net capital)	2,533,277
Haircuts on securities	
Options	7,000
Concentration	275,272
All other securities	545,596
Total haircuts on securities	827,868
Net capital	$ 1,705,409
Aggregate Indebtedness	
Payable to Clearing Broker dealer	$ 1,940,063
Accounts payable and accrued expenses	919,715
Total aggregate indebtedness	$ 2,859,778
Computation of Basic Net Capital Requirement	
Minimum net capital, the greater of $100,000 or 6 2/3% of aggregate indebtedness	$ 190,652
Excess net capital at 1,500 percent	$ 1,514,757
Excess net capital at 1,000 percent	$ 1,419,431
Ratio of aggregate indebtedness to net capital	1.68 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.


BDO


BDO Seidman, LLP
Accountants and Consultants

1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067
Telephone: (310) 557-0300
Fax: (310) 557-1777

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Falcon Research, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Falcon Research Investor Services, Inc. (formerly known as Feshbach Brothers Investor Services, Inc.) (the "Company") for the year ended December 31, 2001, we considered its internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Los Angeles, California
January 25, 2002